Mail Stop 4561

April 23, 2008

Stephen Masterson
Chief Financial Officer
Pacific Capital Bancorp
1021 Anacapa St.
Santa Barbara, California 93101

       RE: Pacific Capital Bancorp
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed March 1, 2007
              File No. 000-11113

Dear Mr. Masterson,

       We have reviewed your letter filed on March 14, 2008 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. In your response, please indicate your intent to include the requested revisions and provide a draft of your proposed disclosures.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business, beginning on page 3

1.   Please refer to comment 2 in our letter dated January 9, 2008. We have the following comments related to your securitization of RALs:

      a.   We believe you should report the gross amount paid for loans repurchased from the securitization trust for all periods presented. Please revise future filings accordingly.

    b. Based on your disclose on page 103 of your December 31, 2007 10-K, it appears that you receive compensation to provide a credit enhancement on securitized RALs. However, you also disclose that there is no requirement that you repurchase RALs other than those that do not meet the underwriting criteria in the purchase agreement. Please revise future filings to clearly disclose the nature of the credit enhancement and the related obligation it creates.

    c. You refer to your purchase of loans not paid off at the end of the securitization as a clean up call. However, it appears that this activity is more consistent with the activities of a guarantor since every loan you repurchase is delinquent (i.e. has not been paid off). Please revise future filings to describe this activity as guarantor activities or tell us why you believe your current disclosure is more appropriate.

    d. We believe SOP 03-3 and the related interpretations in AICPA TPA 2130.18 and 2130.19 provide relevant guidance which requires you to record repurchased RAL's at fair value with the difference between the par value and fair value (presumably something less than par) recorded through the allowance for credit loss and any subsequent increases in cash flows recorded through interest income. Please revise to restate your financial statements for the periods presented accordingly. If you believe the effect of this revision is not material and a restatement is not required, please provide us with your SAB 99 materiality analysis which addresses the guidance in SAB 108 and revise future filings accordingly.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions, provide a draft of your proposed disclosures and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant